FILED VIA EDGAR
                                                              ---------------

June 30, 2006


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Destination Funds
          File Nos. 333-122078, 811-21701


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the executed Investment Company Protection Bond (the "Bond") for the Destination Funds under Exhibit 99-1.

     Also enclosed is a copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     Premiums have been paid for the Bond for the period beginning June 1, 2006 to June 1, 2007.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3406.


Very truly yours,


/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary